RMS

18005564

SE

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
408

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NH Investment & Securities America, Inc. a wholly-owned subsidiary of NH Investment & Securities Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 2402
(No. and Street)

New York NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jang Hyun Choi 212-391-4696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

65 Challenger Road, Suite 250 Ridgefield Park NJ 07660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HA

OATH OR AFFIRMATION

I, Jang Hyun Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NH Investment & Securities America, Inc. a wholly-owned subsidiary of NH Investment & Securities Co., Ltd., as of and for the year ended December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BYOUNGJOON JUN
Notary Public, State of New York
Registration #01JU6339792
Qualified In New York County
Commission Expires April 4, 20 20

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NH Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of NH Investment & Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NH Investment & Securities America, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NH Investment & Securities America, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NH Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on NH Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NH Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as NH Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 23, 2018

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	3,500,980
Commissions receivable from Parent		48,516
Prepaid taxes		4,942
Fixed assets, net		52,685
Deposit for clearing service		500,557
Other assets		443,870
Total assets	$	4,551,550

Liability and Stockholder's Equity

Liability:		
Accrued expenses and other liabilities	$	312,266
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(5,760,716)
Total stockholder's equity		4,239,284
Total liability and stockholder's equity	$	4,551,550

See accompanying notes to financial statements.

NH Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Financial Statements

December 31, 2017

1. Description of Business

NH Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of NH Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2017, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered brokers and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2017, the Company had net capital of $3,689,271, which exceeded the minimum requirement by $3,439,271. The Company's percentage of aggregate indebtedness to net capital was 8.46%.

4. Fixed Assets

Fixed assets at December 31, 2017 are summarized as follows:

Equipment	$ 108,139
Furniture and fixtures	181,127
Leasehold improvements	274,673
	563,939
Less accumulated depreciation and amortization	511,254
Fixed assets, net	$ 52,685

5. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2017 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	448,023
Fixed assets		27,302
Deferred rent		10,056
Charitable contributions		849
Total gross deferred tax assets		486,230
Less valuation allowance		486,230
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2017 was an increase of approximately $443,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2017, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,454,000 which expire in various years through December 31, 2036. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $2,252,000 at December 31, 2017, which expire in various years through December 31, 2036.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2016, 2015, and 2014 for the federal, states, and local jurisdictions.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA or the Act) reduced the corporate federal income tax rate to 21 percent. Deferred tax assets and a valuation allowance are adjusted for the effect of a change in tax laws and rates in the reporting period that includes the enactment date. The tax effect of the rate change does not affect income from continuing operations since deferred tax assets have been reduced by a valuation allowance.

6. Related Party Transactions

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of balances with the Parent as of December 31, 2017 is approximately as follows:

Commissions receivable from Parent	$	49,000
Other receivable		24,000
Accrued expenses and other liabilities		64,000

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

7. Commitment

The Company has contracted new operating lease agreement for rental of its new office space in March 2017. The new lease term was from March 2017 to February 2027. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payment under the noncancelable operating lease contract as of December 31, 2017 is as follows:

Years ending December 31	Amount
2018	$ 253,000
2019	280,000
2020	283,000
2021	287,000
2022	297,000
Thereafter	1,280,000
Total minimum lease payments	$ 2,680,000

8. Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2017. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

9. Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2017. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10. Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 23, 2018, the date at which the statement of financial condition was available to be issued and determined that there were no other items which required accounting for or disclosure in the statement of financial condition.